UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

CTRIP.COM INTERNATIONAL, LTD.

(Name of Issuer)

American Depositary Shares, each representing 0.25 Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

22943F100

(CUSIP Number)

Peter Millones

Executive Vice President, General Counsel and Corporate Secretary

The Priceline Group Inc.

800 Connecticut Avenue

Norwalk, Connecticut 06854

(203) 299-8000

with a copy to:

Brian E. Hamilton, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

212-558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22943F100

1	Names of Reporting Persons Priceline Group Treasury Company B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,502,750*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,502,750*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,502,750*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.58**

14	Type of Reporting Person (See Instructions) CO

* Includes the 8,959,800 ADSs purchased by Purchaser pursuant to the Priceline Purchase Right and the 8,542,950 ADSs issuable upon conversion of the 2015 Convertible Note and the Convertible Note, as described herein. See Item 5.

** Based on 37,782,041.5 outstanding Ordinary Shares, after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 22943F100

1	Names of Reporting Persons The Priceline Group Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,502,750*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,502,750*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,502,750*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.58**

14	Type of Reporting Person (See Instructions) CO

* Includes the 8,959,800 ADSs purchased by Purchaser pursuant to the Priceline Purchase Right and the 8,542,950 ADSs issuable upon conversion of the 2015 Convertible Note and the Convertible Note, as described herein. See Item 5.

** Based on 37,782,041.5 outstanding Ordinary Shares, after giving effect to the transactions described in Item 4. See Item 5.

This Amendment No. 5 (this “Amendment No. 5”) amends that certain statement on Schedule 13D filed by The Priceline Group Inc., a Delaware corporation (“Priceline”), and Priceline Group Treasury Company B.V., a Netherlands company and an indirect wholly owned subsidiary of Priceline (“Purchaser,” and together with Priceline, the “Reporting Persons”), with the Securities and Exchange Commission (“SEC”) on September 29, 2014 (the “Original 13D”), as amended and supplemented by Amendment No. 1 to the Original 13D filed with the SEC on October 10, 2014 (“Amendment No. 1”), Amendment No. 2 to the Original 13D filed with the SEC on October 20, 2014 (“Amendment No. 2”), Amendment No. 3 to the Original 13D filed with the SEC on November 5, 2014 (“Amendment No. 3”) and Amendment No. 4 to the Original 13D filed with the SEC on May 29, 2015 (together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the “Schedule 13D”), relating to the American Depositary Shares (“ADSs”), each representing 0.25 ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of Ctrip.com International, Ltd., a Cayman Islands exempted company (the “Issuer”). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.
	The second sentence of the second paragraph of Item 3 of the Schedule 13D is hereby amended and restated as follows:

As of September 14, 2015, since August 7, 2014, Purchaser has made open market purchases of ADSs totaling $526,119,161.69 pursuant to a purchase plan established pursuant to Rule 10b5-1 under the Exchange Act (the “10b5-1 Plan”).  The funds used to purchase these ADSs pursuant to the Priceline Purchase Right were obtained from the general working capital of Purchaser.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The second and third sentence of the first paragraph of Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

The calculation of percentage of beneficial ownership of outstanding Ordinary Shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D assumes there are 35,646,304 Ordinary Shares outstanding as of the date of this Schedule 13D. This figure is based on information set forth in the Form 6-K of the Issuer filed with the SEC on August 4, 2015. In addition, as required under Rule 13d-3(d) of the Exchange Act, all ADSs issuable upon conversion of the Convertible Notes were added to the 35,646,304 Ordinary Shares referred to above (after multiplying such number of ADSs by 0.25, the number of Ordinary Shares represented by each ADS) for purposes of calculating the number of outstanding Ordinary Shares, resulting in a total of 37,782,041.5 outstanding Ordinary Shares for purposes of calculating the percentage of beneficial ownership in this Item 5(a) and (b) and elsewhere in this Schedule 13D.

(a), (b) The first sentence of the second paragraph of Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons beneficially owns or may be deemed to beneficially own, as the case may be, 17,502,750 ADSs, including the 8,959,800 ADSs purchased by Purchaser pursuant to the Priceline Purchase Right and the 8,542,950 ADSs issuable upon conversion of the Convertible Notes, representing 4,375,687.5 Ordinary Shares or approximately 11.58% of the outstanding Ordinary Shares.

(c) The table contained in Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following rows (but not the column headings, which are included herein for reference only) to the bottom of the table:

	Name of Reporting Person	Trade Date	Purchased / (Sold)	Average Price per ADS ($)
	Priceline Group Treasury Company B.V.	8/18/2015	57,100	69.9670
	Priceline Group Treasury Company B.V.	8/19/2015	58,200	68.6442
	Priceline Group Treasury Company B.V.	8/20/2015	92,600	64.7372
	Priceline Group Treasury Company B.V.	8/21/2015	93,800	63.9375
	Priceline Group Treasury Company B.V.	8/24/2015	135,100	59.8184
	Priceline Group Treasury Company B.V.	8/25/2015	93,300	64.2800
	Priceline Group Treasury Company B.V.	8/26/2015	94,100	63.7242
	Priceline Group Treasury Company B.V.	8/27/2015	58,000	68.9239
	Priceline Group Treasury Company B.V.	8/28/2015	57,500	69.4509
	Priceline Group Treasury Company B.V.	8/31/2015	89,700	66.8162
	Priceline Group Treasury Company B.V.	9/1/2015	92,100	65.0812
	Priceline Group Treasury Company B.V.	9/2/2015	92,300	64.9367
	Priceline Group Treasury Company B.V.	9/3/2015	90,100	66.5895
	Priceline Group Treasury Company B.V.	9/4/2015	93,500	64.1512
	Priceline Group Treasury Company B.V.	9/8/2015	92,300	64.9369
	Priceline Group Treasury Company B.V.	9/9/2015	90,300	66.4218
	Priceline Group Treasury Company B.V.	9/10/2015	59,700	66.9362
	Priceline Group Treasury Company B.V.	9/11/2015	59,800	66.8613
	Priceline Group Treasury Company B.V.	9/14/2015	90,100	66.5552

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2015

THE PRICELINE GROUP INC.

/s/ Peter J. Millones
	Name:	Peter J. Millones
	Title:	Executive Vice President, General Counsel and Secretary

PRICELINE GROUP TREASURY COMPANY B.V.

/s/ Daniel J. Finnegan
	Name:	Daniel J. Finnegan
	Title:	Director